JBI, Inc. 20 Iroquois St. Niagara Falls, NY 14303 Phone: 716-278-0015 Fax: 716-278-0153

November 6, 2013

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Mail Stop: 3561
Washington, D.C. 20549
Attention:  Brian Cascio, Accounting Branch Chief

   Re:      JBI, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed March 15, 2013
               Form 10-Q for the Quarterly Period Ended June 30, 2013
               Filed August 14, 2013
               File No. 000-52444

Dear Mr. Cascio:

JBI, Inc., a Nevada corporation (the “Company”), is in receipt of the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 28, 2013 (the “Comment Letter”) to the Company, with respect to the filings referenced above.  We hereby file via EDGAR our response to the Comment Letter.  The text of the Staff's comments is set forth in italics below, followed by the responses of the Company.  Capitalized terms contained in the Company’s responses not otherwise defined herein shall have the meaning ascribed to them in Company’s Annual Report on Form 10-K for the year ended December 31, 2012, as amended (the “Form 10-K”).

Form 10-K/A for the Fiscal Year ended December 31, 2012

Liquidity and Capital Resources, page 43

1.	Please file the amendment to your Form 10-K for the fiscal year ended December 31, 2012 as indicated in your response to comment 5.

RESPONSE:

In response to this comment, on November 6, 2013, the Company filed with the Commission its amended Annual Report on Form 10-K/A for the year ended December 31, 2012 to provide the requested disclosure.

JBI, Inc. 20 Iroquois St. Niagara Falls, NY 14303 Phone: 716-278-0015 Fax: 716-278-0153

Form 10-Q for the Quarterly Period Ended June 30, 2013

2.
We note your response to prior comment 6. Please clarify for us whether you entered into any sales transactions with related parties during the years ended December 31, 2012 and 2011, respectively. If so, please quantify for us the amounts of any such sales recorded in each year and describe the nature of the related party relationship. Tell us how you considered the requirements of Rule 4-08(k) of regulation S-X.

   RESPONSE:

   The Company did not enter into any sales transactions with any related parties during the years ended December 31, 2012 and 2011, respectively.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the subject filings.  We further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the subject filings do not foreclose the Commission from taking any action with respect to subject filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Nicholas Terranova
Nicholas Terranova
Chief Financial Officer